Exhibit 99.1

Shell first quarter 2020 update note

The Hague, March 31, 2020 - This is an update to the first quarter 2020 outlook provided in the fourth quarter results announcement on January 30, 2020. The impacts presented here may vary from the actual results and are subject to finalisation of the first quarter 2020 results.

Unless otherwise indicated, presented earnings impacts relate to earnings on a current cost of supplies basis, attributable to shareholders, excluding identified items.

Integrated Gas

•	Production is expected to be between 920 and 970 thousand barrels of oil equivalent per day, this includes the additional volumes from the Egypt offshore assets that were previously reported in the Upstream segment
•	LNG liquefaction volumes are expected to be between 8.8 and 9.2 million tonnes
•	Dividend payments from joint ventures and associates are expected to be lower than in other quarters, as is typically the case in the first quarter
•	Trading and optimisation results are expected to be average and approximately in line with the fourth quarter 2019
•	More than 90% of our term contracts for LNG sales in 2019 were oil price linked with a price-lag of typically 3-6 months
•	CFFO in Integrated Gas can be impacted by margining resulting from movements in the forward commodity curves. At the time of issue, we expect margining inflows not significantly different from those received in the fourth quarter 2019

Upstream

•	Production is expected to be between 2,650 and 2,720 thousand barrels of oil equivalent per day, this includes the impact from the transfer of the Egypt offshore assets to the Integrated Gas segment and the transfer of Oil Sands to the Oil Products segment
•	Upstream margins are impacted by the weak macro environment. Upstream results, excluding identified items, are also negatively impacted by the effects of a weak Brazilian Real on taxation, a non-cash item

Oil Products

•	Refinery utilisation is expected to be between 80% and 84% with availability expected to be between 93% and 96%
•	Refining margins are expected to be weaker compared with the fourth quarter 2019
•	Oil Products sales volumes are expected to be between 6,000 and 7,000 thousand barrels per day
•	Marketing margins in the first quarter are expected to remain strong, as the impact on demand from COVID-19 is not expected to be significant at the Shell Group level in the first quarter
•	A material working capital release is expected largely driven by the change in quarter-end prices impacting inventory values
•	CFFO excluding working capital movements is expected to be impacted by the higher cash cost of sales
•	In February, we completed the divestment of the Martinez refinery

Chemicals

•	Chemicals manufacturing plant utilisation is expected to be between 82% and 87% and availability is expected to be between 94% and 97%
•	Chemicals sales volumes are expected to be between 3,700 and 4,000 thousand tonnes
•	Chemicals cracker and intermediate margins are expected to improve compared to the fourth quarter 2019

Corporate

•	Corporate segment earnings excluding identified items are expected to be a net expense at the lower end of the $800 to 875 million range for the first quarter. This excludes the impact of currency exchange rate effects

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Other

•	Based on changes to our oil price outlook for 2020, post-tax impairment charges in the range of $400-800 million are expected for the first quarter. Impairment charges are reported as identified items
•	As per previous disclosures, CFFO price sensitivity at Shell Group level is still estimated to be $6 billion per annum for each $10 per barrel Brent price movement

o   Note that this price sensitivity is indicative and is most applicable to smaller price changes than we currently witness as well as in relation to the full-year results

•	We will replace Oil Products and Chemicals plant availability with utilisation metrics going forward to improve transparency on refinery and chemicals production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity
•	As a result of COVID-19, we have seen and expect significant uncertainty with macro-economic conditions with regards to prices and demand for oil, gas and related products. Furthermore, recent global developments and uncertainty in oil supply have caused further volatility in commodity markets. The impact of the dynamically evolving business environment on first quarter results is being primarily reflected in March with a relatively minor impact in the first two months. We expect to provide further updates about the impact on our outlook in the first quarter results announcement
•	Shell’s liquidity remains strong. Reflecting the Shell Group’s prudent balance sheet policy and to enhance financial flexibility, Shell has a new $12 billion revolving credit facility commitment. This is in addition to the $10 billion credit facility signed in December 2019. Together with cash and cash equivalents of circa $20 billion, available liquidity will rise from $30 billion to more than $40 billion. In addition, the Shell Group has access to extensive commercial paper programmes

Consensus

The consensus collection for quarterly earnings and CFFO excluding working capital movements, managed by VARA research, is scheduled to be opened for submission on April 8, 2020, closed on April 22, 2020, and made public on April 23, 2020.

Note the change compared with previous quarters where we have published CFFO including working capital movements.

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Cautionary Statement

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Royal Dutch Shell plc

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2019 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, March 31, 2020. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70